SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-51122

pSivida Limited
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

pSivida Limited

Date: August 3, 2005	By:	/s/ Aaron Finlay

Aaron Finlay Chief Financial Officer and Company Secretary

EXHIBIT INDEX
EXHIBIT 99.1:	pSivida enters Voluntary Trading Halt until the earlier of the commencement of normal trading on Monday 8th 2005 or when an announcement is released to the market.